Exhibit 4.2

Description of the Registrant’s Securities Registered
Under Section 12 of the Securities Exchange Act of 1934

DESCRIPTION OF PREFERRED STOCK

The following summary of the material terms of the preferred stock of Public Service Company of New Mexico (“we” or “our”) does not purport to be complete and is subject to and qualified in its entirety by reference to our restated articles of incorporation, as amended (our “articles of incorporation”), and bylaws, as amended (our “bylaws”), each of which is incorporated herein by reference and attached as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For a more complete understanding of our preferred stock, we encourage you to read carefully our articles of incorporation and bylaws, each as may be amended, and the applicable provisions of the New Mexico Business Corporation Act and the New Mexico Public Utility Act and other applicable provisions of the laws of the state of New Mexico.

General

Our authorized capital stock consists of 10,000,000 shares of preferred stock, without par value, issuable in series from time to time, and 40,000,000 shares of common stock, without par value. As of February 21, 2020, our only series of outstanding preferred stock is our Cumulative Preferred Stock, 1965 Series, 4.58% (the “1965 Series Preferred Stock”), stated value $100 per share, of which 115,293 shares are outstanding out of 130,000 authorized shares. All of our common stock is currently held by PNM Resources, Inc.

Dividend Rights with Respect to Our 1965 Series Preferred Stock

The holders of the 1965 Series Preferred Stock, in preference to the holders of any stock ranking junior to the 1965 Series Preferred Stock, are entitled to receive cash dividends at a rate of 4.58% per annum, payable on dates fixed by our Board of Directors, when and as declared by the Board of Directors, out of legally available funds.

Dividends on shares of our 1965 Series Preferred Stock are cumulative from the first day of the dividend period (as defined in our articles of incorporation) in which the stock was originally issued and will be paid, or declared and set apart for payment, before any dividends shall be declared or paid on or set apart for any class of stock ranking junior to the 1965 Series Preferred Stock as to dividends or assets, so that if, for any past dividend period, dividends or the current dividend period dividends on the 1965 Series Preferred Stock have not been paid, or declared and set apart for payment, the deficiency must be fully paid or declared and funds set apart for the payment of those dividends before any dividends will be declared or paid on or set apart for any class of stock ranking junior to the 1965 Series Preferred Stock as to dividends or assets.

No dividends may at any time be paid on or set apart for any share of 1965 Series Preferred Stock unless at the same time there is paid on or set apart for all shares of 1965 Series Preferred Stock then outstanding dividends in such amount that the holders of all shares of 1965 Series Preferred Stock will receive or have set apart for them a uniform percentage of the full annual dividend to which they are, respectively, entitled.

Unless and until full cumulative dividends upon the 1965 Series Preferred Stock for all past dividend periods and for the current dividend period shall have been paid, or declared and set apart for payment, no dividend whatsoever (other than a dividend payable in shares of any class of stock ranking junior to the 1965 Series Preferred Stock as to dividends and assets) may be paid or declared on, and no distribution may be made or ordered in respect of, any class of stock ranking junior to the 1965 Series Preferred Stock as to dividends or assets, and no money (other than the net proceeds received from the sale of stock ranking junior to the 1965 Series Preferred Stock as to dividends or assets) may be set aside or applied to the purchase or redemption (through a sinking fund or otherwise) of any class of stock ranking junior to the 1965 Series Preferred Stock as to dividends or assets.

So long as any shares of the 1965 Series Preferred Stock are outstanding, we may not declare or pay any dividends on our common stock (other than dividends payable in common stock) or make any distribution on, or

Exhibit 4.2

purchase or otherwise acquire for value, any of our common stock (each such payment, distribution, purchase or acquisition being referred to as a “common stock dividend”), unless certain capitalization ratio tests are met as set forth in our articles of incorporation.

Voting Rights with Respect to Our 1965 Series Preferred Stock

No holder of the 1965 Series Preferred Stock is entitled to vote for the election of directors or in respect of any matter, except as provided in our articles of incorporation as described below, limited to circumstances when (1) we fail to pay dividends on the 1965 Series Preferred Stock in an amount equivalent to four quarterly dividends and (2) when a proposed amendment to our articles of incorporation would have an adverse impact on the rights and privileges of the holders of 1965 Series Preferred Stock, or as may be required by law.

Our articles of incorporation provide that if dividends payable on the outstanding 1965 Series Preferred Stock are accumulated and unpaid in an amount equivalent to four (4) quarterly dividends, the holders of the stock will be entitled, until all accumulated and unpaid dividends have been fully paid or declared and funds set apart for payment: (a) voting for as a single class, at the next annual meeting of stockholders, to elect one third of the directors to be elected at that annual meeting of stockholders and at the following annual meeting of stockholders, if dividends payable on the outstanding 1965 Series Preferred Stock continue to be due and unpaid, to elect a majority of the directors to be elected at that annual meeting of stockholders, and to continue to elect a majority of the Board of Directors until all accumulated and unpaid dividends on the outstanding 1965 Series Preferred Stock have been paid; and (b) to vote on all questions so that the holders will have one (1) vote for each ten dollars ($10) of stated value per share of 1965 Series Preferred Stock (stated values not equaling dollar increments shall be rounded up to the next ten dollar increment for these purposes), and this right to vote will not be cumulative; provided that if and when profits available for dividends are in excess of accumulated and unpaid dividends, then the declaration and payment of the dividends will not be unreasonably withheld.

Without first obtaining the affirmative vote of the holders of two-thirds of the outstanding shares of 1965 Series Preferred Stock, we cannot amend any provisions of our articles of incorporation to create or authorize any stock ranking senior to the 1965 Series Preferred Stock or in a manner that would have an adverse impact on the rights and privileges of the 1965 Series Preferred Stock.

Without first obtaining the affirmative vote of the holders of a majority of the outstanding shares of 1965 Series Preferred Stock, except as provided in our articles of incorporation, we cannot (1) issue any shares of the 1965 Series Preferred Stock or shares of any stock ranking on a parity with the 1965 Series Preferred Stock except as provided in our articles of incorporation or (2) issue or assume any unsecured debentures or other unsecured indebtedness (excluded unsecured indebtedness maturing within 18 months after issuance) for any purpose other than the refunding of secured or unsecured indebtedness previously created or assumed by us and then outstanding, or the retiring of shares of the 1965 Series Preferred Stock or shares of any stock of equal or prior ranking.

Our articles of incorporation do not allow our directors to create classes of directors. All directors are elected annually.

Liquidation Rights with Respect to Our 1965 Series Preferred Stock

In the event we are liquidated or dissolved, either voluntarily or involuntarily, the holders of shares of 1965 Series Preferred Stock are entitled, in preference to any class of stock ranking junior to the 1965 Series Preferred Stock as to dividends or assets, to be paid in full, out of our net assets, a liquidation preference of $100 per share plus an amount equal to the accrued dividends on their shares to the date of distribution. In the event our liquidation, dissolution or winding up is voluntary, the holders of the 1965 Series Preferred Stock will also be entitled to receive for each share, in preference to any class of stock ranking junior to the 1965 Series Preferred Stock as to dividends or assets, a premium fixed by our Board of Directors. If upon any liquidation, dissolution or winding up, the assets distributable among the holders of the 1965 Series Preferred Stock are insufficient to permit the payment of the full preferential amounts to which they are entitled, then all of our assets to be distributed will be distributed among the holders of the 1965 Series Preferred Stock ratably in proportion to the full preferential amounts to which they are respectively entitled.

Exhibit 4.2

Preemptive Rights with Respect to Our 1965 Series Preferred Stock

The holders of our preferred stock do not have a preemptive right to acquire authorized but unissued shares, securities convertible into shares or carrying a right to subscribe to or acquire shares, except under the terms and conditions as may be provided by our Board of Directors. Shares of our 1965 Series Preferred Stock are not entitled to a sinking fund and cannot be converted into any other class of our stock.

Redemption Rights with Respect to Our 1965 Series Preferred Stock

The1965 Series Preferred Stock is not subject to a mandatory redemption requirement, but may be redeemed, at our option, at 102% of the stated value plus accrued dividends as described in our articles of incorporation. Holders of 1965 Series Preferred Stock do not have the right to require the redemption or repurchase of shares of 1965 Series Preferred Stock.

Notice will be given not less than thirty (30) nor more than sixty (60) days prior to the date fixed for redemption of any shares of the 1965 Series Preferred Stock to each holder of record of the shares to be redeemed of our intention to redeem the shares, specifying the date and place of redemption. The time of the mailing will be deemed to be the time of the giving of notice.

In every case of redemption of less than all of the outstanding shares of the 1965 Series Preferred Stock, at the option of the Board of Directors, the redemption will be made pro rata or the shares of the series to be redeemed shall be chosen by lot in the manner prescribed by resolution of the Board of Directors; provided, however, that if, at the time any selection by lot is to be made, one thousand (1,000) shares or more of the aggregate number of shares of the 1965 Series Preferred Stock are registered in the name of one holder, then before making the selection by lot, we will allocate to each registered holder holding one thousand (1,000) shares or more of the series a proportion of the shares to be redeemed equal, as nearly as practicable, to the proportion that the shares of the series then outstanding registered in the name of the holder bears to all shares of the series then outstanding. In that case, the selection by lot of the number of shares to be redeemed not so allocated will be made from the registered holders holding less than one thousand (1,000) shares of the series.

If we have given a notice of redemption of any shares of 1965 Series Preferred Stock, then, from and after the date of the deposit of funds necessary for such redemption for the benefit of the holders of any shares of 1965 Series Preferred Stock so called for redemption, or if no deposit is made, from and after the redemption date, such holders will cease to be stockholders with respect to such shares of 1965 Series Preferred Stock, the shares will no longer be transferrable and the holders of such shares of 1965 Series Preferred Stock will have no interest in or claim against us with respect to such shares, except the right to receive the redemption price.

Listing

Our 1965 Series Preferred Stock is not listed on any exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our 1965 Series Preferred Stock is Computershare Trust Company, N.A. 250 Royall Street, Canton, MA 02021.

Additional Series of Preferred Stock

Our Board of Directors is authorized pursuant to our articles of incorporation, by resolution to provide for the issuance of shares of preferred stock in one or more additional series and to fix, from time to time before issuance, the designation, preferences, privileges and voting powers of the shares of each series of preferred stock and its restrictions or qualifications, limited to the following:

•	the serial designation, authorized number of shares and the stated value;

Exhibit 4.2

•	the dividend rate, if any, the date or dates on which the dividends will be payable, and the extent to which the dividends may be cumulative;

•	the price or prices at which shares may be redeemed, and any terms, conditions and limitations upon any redemption;

•	the amount or amounts to be received by the holders in the event of dissolution, liquidation, or winding up of our assets;

•	any sinking find provisions for redemption or purchase of shares of any series;

•
the terms and conditions, if any, on which shares may be converted into, or exchanged for, shares of other series of preferred stock of the corporation, but may not be converted into, or exchanged for, shares of our common stock;

•	the voting rights, if any, for the shares of each series, limited to circumstances when:

◦	we fail to pay dividends on the applicable series; and

◦	when a proposed amendment to our articles of incorporation would have an adverse impact on the rights and privileges of our preferred stockholders.

The holders of our preferred stock do not have a preemptive right to acquire authorized but unissued shares, securities convertible into shares or carrying a right to subscribe to or acquire shares, except under the terms and conditions as may be provided by our Board of Directors.

Limitation of Liability and Indemnification of Officers and Directors

Our articles of incorporation provide that liability for our directors for monetary damages will be eliminated or limited to the fullest extent permissible under New Mexico law and our bylaws provide that we must indemnify our officers and directors to the fullest extent permissible under New Mexico law.

Certain Other Matters

Under the New Mexico Public Utility Act, approval of the New Mexico Public Regulation Commission is required for certain transactions which may result in our change in control or exercise of control. All of our common stock is currently held by our parent, PNM Resources, Inc.